U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*
     America Online, Inc.

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   (Last)                            (First)              (Middle)

     22000 AOL Way
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                                    (Street)

     Dulles                            VA                    20166
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)
     12/21/99

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol
     MapQuest.com, Inc./MQST

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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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 Option to Purchase
    Common Stock         (1)        (2)             Common Stock           3,571,661     $27.00          D
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
Explanation of Responses:



(1) As an inducement for the Reporting Person to enter into an Agreement and Plan of Merger dated as of December 21, 1999 (the "Merger Agreement") and in consideration thereof, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of December 21, 1999, whereby the Issuer granted to the Reporting Person an option (the "Option") to purchase described in Table II above. Upon the terms and subject to the conditions set forth in the Option Agreement, the Reporting Person may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: the termination of the Merger Agreement by reason of (i) the failure of the Issuer's stockholders to approve and adopt the Merger Agreement; (ii) the Board of Directors of the Issuer having (1) approved or recommended, or proposed to approve or recommend, any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, (2) failed to present and recommend the approval and adoption of the Merger Agreement and the Merger to the stockholders of the Issuer, or withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to the Reporting Person or Merger Sub, its approval or recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (3) failed to mail the proxy statement relating to the approval of the Merger Agreement to the Issuer's stockholders when such proxy statement is available for mailing or failed to include therein such approval and recommendation; (4) upon a request by the Reporting Person, failed to publicly reaffirm, within two business days from such request, the approval and recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (5) entered, or caused the Issuer or any of its material subsidiaries to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (6) taken any action prohibited by Section 4.2 the Merger Agreement (relating to restrictions on soliciting, approving and taking other actions with respect to Acquisition Proposals), (7) materially breached the Option Agreement or (8) resolved or announced its intention to do any of the foregoing; (iii) a third party acquiring beneficial ownership or the right to acquire 20% or more of outstanding shares of capital stock or other equity interests of the Issuer or any material subsidiary; (iv) the Issuer willfully breaching any of its covenants contained in the Merger Agreement, and (v) any of the Stockholders breaching or failing to perform, in any material respect, any representation, warranty, covenant or agreement contained in the Stockholders Agreement such that the breach or failure to perform has a material adverse effect on or materially impedes the ability of the parties to consummate the Merger.

(2) The Option expires on the date which is one year from the date of termination of the Merger Agreement. In addition, the Option will terminate at the earliest of (i) the completion of the Merger or (ii) the termination of the Merger Agreement other than under circumstances which constitute a Triggering Event. Notwithstanding the termination of the Option, the Reporting Person shall be entitled to purchase those shares of Common Stock with respect to which it may have exercised the Option in accordance with its terms prior to the expiration date.


/s/J. Michael Kelly                                        January 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
J. Michael Kelly
Senior Vice President and
Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.